January 30, 2017
VIA EDGAR
Ms. Jaea Hahn
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide VLI Separate Account - 4
Nationwide Life Insurance Company
Post-Effective Amendment No. 16 (File No. 333-169879)
CIK Number: 0001041357
Re: Removal of the Long Term Care Rider (the "Rider") as an election option for existing Policy owners
Dear Ms. Hahn:
In our January 4, 2017 telephone conversation, you indicated that the SEC staff had concerns with Nationwide’s plan to no longer make the Rider available as an optional benefit for existing policies. You based this concern principally on the fact that the current prospectus does not expressly state that Nationwide might cease making the Rider available for election by existing policy owners. You further noted that the SEC staff considers the Rider as "part and parcel" of the Policy, and that no longer making the Rider available for election by existing Policy owners would frustrate the expectation that investors had when they purchased the Policy. For the reasons set forth below, Nationwide believes that our plan to cease making the Rider available for election by existing policy owners is consistent with applicable insurance law and that the Rider is not "part and parcel" of the Policy. As evidenced by the fact that less than 1% of the existing eligible policy owners have applied for the Rider, Nationwide believes that its proposed advance notice process whereby existing policy owners would have 60 days to apply for the Rider before it becomes unavailable is an appropriate and reasonable way to proceed.
No Contractual Rights
Nationwide is not and has never been under a contractual obligation to offer the Rider to existing policy owners. Existing policy owners who have not applied for the Rider have no contractual rights related to the Rider. Their Policies do not have the Rider attached. The terms of the Rider are not set forth or summarized in their Policies; their Policies only indicate that any riders that have been elected are attached. The Rider is a separate document that is provided only to Policy owners who purchase the Rider.
At issue, investors apply for the Rider as part of the general application process. The application includes a space for identifying any optional riders that the investor is applying for in addition to the base policy. There is no description of the Rider in the application nor is there any statement in the application indicating whether or in what circumstances the Rider or other optional benefits can be added after the Policy is issued.
It is also noteworthy that there are no state insurance law impediments to discontinuing the availability of the Rider to either new or existing policy owners, no new state filings or amendments to existing state filings that need to be made, or approvals that need to be obtained.
The only statement related to the availability of the Rider to existing policy owners is in the prospectus. Given the contractual backdrop noted above, Nationwide did not intend, nor does it believe it would be appropriate to interpret, that general statement as a formal irrevocable offer to make the Rider available for election as long as a Policy remains in force. Even though there is no express statement that the company might cease making the Rider available at some point in the future, the prospectus statement about the Rider’s availability is of such a general nature that the company should
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies be able to cease making the Rider available for election by existing policy owners with advance notice. This is reinforced by the fact that existing policy owners cannot simply unilaterally elect the Rider. As noted in the prospectus: (i) purchase of the Rider is subject to Nationwide’s underwriting approval; and (ii) if the Rider is purchased after the date the Policy takes effect, Nationwide will require new evidence of insurability. In addition, although the "minimum" and "maximum" rider charge (and the level of charge for a "representative insured") are presented in its fee table, the prospectus does not provide the Rider charge that would apply to the individual Policy owner.
Rider is Not Part and Parcel of the Policy
Optional benefits such as those provided by the Rider are not "part and parcel" of the Policy. The Rider is presented in marketing materials and the prospectus for the Policy as one of several optional benefits. The Rider is not promoted as a "key feature" of the Policy that lies at the heart of an investor’s decision to purchase the Policy. Indeed, as noted above, the Rider is not even referenced by name in the section of the Policy application that must be completed to elect optional benefits / riders at Policy issue.
Nationwide respectfully maintains that the Rider is more appropriately viewed as a separate financial instrument that an issuer, at its sole discretion, has an inherent right to determine whether and when to offer to investors. The Rider has its own separate eligibility standards. The terms of the Rider include a "right to examine" period for the Rider that is separate from that of the Policy. As noted above, an existing Policy owner must apply for the Rider, which is subject to Nationwide’s underwriting approval apart from that for the Policy, and that person must show evidence of insurability at the time s/he purchases the Rider. Finally, separate consideration (in the form of a Rider charge) must be received for the Rider.
This separate status contrasts with other insurance product features. For example, the right to make additional premium payments in annuity contracts and life insurance policies generally is a unilateral right with no conditions attached to it. Unless the contract and the prospectus indicate that a company can suspend that unilateral and unconditional right to make additional payments, a legitimate question could be raised if that right were suspended. Another example is the right to increase the face amount of a life insurance policy. That right is set forth in the base policy, not in a separate document. While the right to increase face amount can be subject to satisfactory evidence of insurability and other conditions, the benefit is identical to the benefit that the investor originally purchased. Moreover, unlike the Rider, face amount increases do not have separate free look rights attached to them.
Accordingly, for the reasons noted above, because Nationwide is not contractually obligated to continue to offer the Policy or any rider in perpetuity, it respectfully submits that: (i) the general prospectus disclosure about availability did not itself create a Policy purchaser expectation that the Rider would always be available under the Policy and, therefore, (ii) no longer making the Rider available to existing Policy owners does not frustrate a Policy purchaser’s expectation, particularly when existing policy owners will be offered a window of time to elect the Rider if they want to do so.
Please contact me direct at 614-677-5276 if you have any questions regarding this letter.
Very truly yours,
Nationwide Life Insurance Company
/s/ Christine M. Walkup
Christine M. Walkup
Assistant General Counsel
cc: Paige L. Ryan, Esq.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies